CHEFS INTERNATIONAL, INC.
                                   62 Broadway
                                  P.O. Box 1332
                     Point Pleasant Beach, New Jersey 08742
                                 (732) 295-0350

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                                   RULE 14F-1

                              Dated: June 24, 1999


INTRODUCTION

         Chefs International, Inc. is furnishing this Information Statement to its stockholders in connection with the planned appointment of new directors to Chefs' board of directors. This Information Statement is being mailed to you to provide you with information about the new directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

         The new directors will be designated by a group of affiliated stockholders who beneficially own over 50% of Chefs' common stock. These affiliated stockholders include:

         o    Michael F. Lombardi
         o    Robert M. Lombardi
         o    Joseph S. Lombardi
         o    Anthony M. Lombardi
         o    Stephen F. Lombardi
         o    Lombardi & Lombardi, P.A.
         o    Lombardi & Lombardi, P.A. Defined Benefit Pension Plan; and
         o    December '95 Investment Club (collectively, the "Lombardi Group").

         As of the date of this Information Statement, the Lombardi Group, on a combined basis, beneficially owns 2,267,110 shares of Chefs' common stock, or 50.5% of the outstanding shares. The Lombardi Group's beneficial ownership gives it control over Chefs. With this control, the Lombardi Group intends to take an active role in the management of Chefs. Members of the Lombardi Group have had discussions and reached an understanding with the current directors of Chefs regarding a change in the members of Chefs' board of directors. On May 25, 1999, Frank Koenemund resigned from Chefs' board and Robert M. Lombardi was elected by the remaining board members to fill the vacancy. It is expected that the other directors, except for Robert M. Lombardi, will resign and that the following persons will replace them: Michael F. Lombardi, Joseph S. Lombardi, Stephen F. Lombardi and Anthony M. Lombardi. See "Change in Control and New Management."

         Chefs currently operates eight restaurants on a year-round basis. Seven of the restaurants are free-standing seafood restaurants in New Jersey and Florida and are operated under the names "Lobster Shanty" or "Baker's Wharfside." The other restaurant is a Mexican theme restaurant in New Jersey operated under the name "Garcia's." Chefs opened its first seafood restaurant in November 1978 and opened its Garcia's restaurant in April 1996.

         This Information Statement is being mailed on June 24, 1999 to stockholders of record on June 18, 1999.

         Information in this Information Statement regarding Chefs has been supplied by Chefs. Information in this Information Statement regarding the Lombardi Group and its members has been supplied by the members of the Lombardi Group.


INFORMATION REGARDING CHEFS' COMMON STOCK

         This Information Statement is being sent only to stockholders of record of shares of Chefs' common stock at the close of business on June 18, 1999. On that date, there were 4,489,826 shares of common stock outstanding. Chefs' stockholders are entitled to one vote for each share of common stock held. No stockholder action is required by this Information Statement.


SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

         The following table sets forth the beneficial ownership of shares of Chefs' common stock as of June 18, 1999 by (1) the only stockholders of Chefs known by management to beneficially own more than 5% of Chefs' common stock, (2) the directors of Chefs, (3) the Chief Executive Officer of Chefs, and (4) all directors and executive officers of Chefs as a group.

                                                      SHARES OF                     PERCENTAGE OF COMMON STOCK
                                              COMMON STOCK BENEFICIALLY                    BENEFICIALLY
           BENEFICIAL OWNER                            OWNED (1)                             OWNED (1)
           ----------------                 -----------------------------         -------------------------------
Robert M. Lombardi (director)                         1,332,556                                29.7%
   10 Parsonage Road
   Edison, New Jersey 08837

Joseph S. Lombardi                                      648,333                                14.4%
   10 Parsonage Road
   Edison, New Jersey 08837

Lombardi Group (2)                                    2,267,110                                50.5%
   1862 Oak Tree Road
   Edison, New Jersey 08818


                                      -2-




Frank Koenemund                                         233,334                                 5.2%
   c/o Mr. Cookie Face, Inc.
   170 North Oberlin Avenue
   Lakewood, New Jersey 08701

Anthony Papalia (director and Chief                      71,390 (3)                             1.6%
   Executive Officer)

James Fletcher (director)                                   334                                 *

Martin W. Fletcher (director)                            65,167 (4)                             1.5%

Jack Mariucci (director)                                104,167 (5)                             2.3%

All directors and executive officers                  1,573,614                                35.0%
   as a group (5 persons)


--------------
*  Less than 1%.

(1) Applicable percentage ownership is based on 4,489,826 shares of Chefs' common stock outstanding as of June 18, 1999, together with applicable stock options held by the applicable stockholder. Beneficial ownership is determined in accordance with the rules of the SEC based on factors specified in the applicable rules, including voting and investment power with respect to the shares. Shares of common stock subject to stock options currently exercisable, or exercisable within 60 days after June 18, 1999, are deemed outstanding for computing the percentage ownership of the person holding the stock options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2)    The Lombardi Group is composed of the following persons and entities:
       Michael F. Lombardi (110,666 shares); Lombardi & Lombardi, P.A. (49,000 shares); Lombardi & Lombardi, P.A. Defined Benefit Pension Plan (45,666 shares); December '95 Investment Club (4,000 shares); Robert M. Lombardi (1,332,556 shares); Joseph S. Lombardi (648,333 shares); Anthony M. Lombardi (66,889 shares); and Stephen F. Lombardi (10,000 shares). Michael F. Lombardi has voting and dispositive power over the shares owned by Lombardi & Lombardi, P.A., Lombardi & Lombardi, P.A. Defined Benefit Pension Plan and December '95 Investment Club. Except as set forth in the preceding sentence, none of the members of the Lombardi Group beneficially own or have voting or dispositive power over any of the shares beneficially owned by the other members.
(3) Includes 66,390 shares issuable upon the exercise of stock options granted by Chefs.
(4) Includes 65,167 shares issuable upon the exercise of stock options granted by Chefs.
(5) Includes 104,167 shares issuable upon the exercise of stock options granted by Chefs.


CURRENT MANAGEMENT

         Chefs' current directors and officers are:

           NAME                           AGE          POSITION
           ----                           ---          --------
           Robert M. Lombardi             47           Director
           Anthony Papalia                41           President, Treasurer,
                                                       Chief Executive Officer,
                                                       Chief Financial Officer
                                                       and Director
           James Fletcher                 68           Director
           Martin W. Fletcher             46           Secretary and Director
           Jack Mariucci                  59           Director


         The following information contains the current and past five years' business experience and certain other directorships of each current director. The following information is given as of June 1, 1999, and except as otherwise noted the directors have held the occupational positions listed for at least the past five years:

         ROBERT M. LOMBARDI, M.D. - Mr. Lombardi is a physician and senior officer of Edison-Metuchen Orthopaedic Group, a medical practice group. He is also an officer of Moore's Inn, Inc., a 300 seat restaurant in Freehold, New Jersey, and a partner of Moore's Realty Associates which owns a restaurant building and other real estate development. Mr. Lombardi has been a director of Chefs since May 25, 1999.

         ANTHONY PAPALIA - Mr. Papalia has been the Chief Executive Officer, President and Treasurer of Chefs since March 1988. Prior to that he was elected senior vice president in September 1985, and served as a manager of various New Jersey Lobster Shanty restaurants and as an area supervisor. He is currently devoting all of his working time to Chefs. Mr. Papalia has been a director of Chefs since September 1985.

         MARTIN W. FLETCHER - Mr. Fletcher has been the Controller of Chefs since September 1987, and the Secretary of Chefs since March 1988. He has also served as general manager of the Toms River, New Jersey Lobster Shanty, as area supervisor for Chefs' Florida west coast restaurants and as the assistant controller. He is currently devoting all of his working time to Chefs. Mr. Fletcher has been a director of Chefs since March 1988.

         JAMES FLETCHER - Mr. Fletcher was elected a vice president of Chefs in February 1978, and in April 1980 became general manager of Chefs' Florida seafood restaurants. He retired as an employee of Chefs at the conclusion of Chefs' 1997 fiscal year. Mr. Fletcher has been a director of Chefs since December 1978.

         JACK MARIUCCI - Mr. Mariucci has been principally engaged as an independent marketing consultant since October 1994. Prior to that he was an Executive Vice President and Executive Creative Director of DDB Needham Worldwide-New York, a global advertising agency. Mr. Mariucci is also a director of International Thoroughbred Breeders, Inc., a publicly owned corporation which owns Garden State Park in Cherry Hill, New Jersey and the El Rancho Hotel in Las Vegas, Nevada. Mr. Mariucci has been a director of Chefs since July 1993.

CHANGE IN CONTROL ARRANGEMENTS AND NEW MANAGEMENT

         On May 20, 1999, Michael F. Lombardi, Joseph S. Lombardi, Robert M. Lombardi, Anthony M. Lombardi, Joseph A. Lombardi and Stephen F. Lombardi purchased 1,722,445 shares of Chefs' common stock for $2.50 per share from Donald F. Conway, Chapter 11 Trustee for the bankruptcy estate of Robert E. Brennan. The purchase was made pursuant to a Stock Purchase Agreement, dated June 25, 1998, as amended, and Court Orders dated September 18, 1998 and November 4, 1998 of the U.S. Bankruptcy Court for the District of New Jersey. The 1,722,445 shares were acquired as follows: 1,055,556 by Robert M. Lombardi; 66,889 by Anthony M. Lombardi; and 600,000 by Joseph S. Lombardi.

         All funds used by Anthony M. Lombardi and Joseph S. Lombardi to purchase the shares from the Trustee were derived from their respective personal funds. All funds used by Robert M. Lombardi to purchase shares from the Trustee were derived from his personal funds, except that he received a $555,555 loan from the Lombardi & Lombardi, P.A. Defined Benefit Pension Plan and a $416,666 loan from the Lombardi & Lombardi, P.A. Profit Sharing Plan to fund a portion of his acquisition.

         As of the date of this Information Statement, the Lombardi Group, on a combined basis, beneficially owns 2,267,110 shares of Chefs' common stock, or 50.5% of the outstanding shares. The Lombardi Group's beneficial ownership gives it control over Chefs. With this control, the Lombardi Group intends to take an active role in the management of Chefs. Members of the Lombardi Group have had discussions and reached an understanding with the current directors of Chefs regarding a change in the members of Chefs' board of directors. On May 25, 1999, Frank Koenemund resigned from Chefs' board and Robert M. Lombardi was elected by the remaining board members to fill the vacancy.

         Ten days after this Information Statement is filed with the SEC and transmitted to those Chefs' stockholders who would be entitled to vote at a meeting for the election of directors, it is expected that the current directors of Chefs, except for Robert M. Lombardi, will resign and that the following persons will replace them: Michael F. Lombardi, Joseph S. Lombardi, Stephen F. Lombardi and Anthony M. Lombardi. Once the Lombardi Group has control of the board of directors, it intends to evaluate:

         o    the business direction of Chefs;

         o    the performance of Chefs' current executive officers; and

         o actions which might be taken to maximize stockholder value, including various strategic transactions and alternatives.

         After the various resignations and appointments, the directors of Chefs will be as follows:



              NAME                             AGE               POSITION
              ----                             ---               --------

              Robert M. Lombardi               47                Director
              Michael F. Lombardi              50                Director
              Joseph S. Lombardi               48                Director
              Stephen F. Lombardi              43                Director
              Anthony M. Lombardi              43                Director

         The following information contains the current and past five years' business experience and certain other directorships of the proposed directors, except for Robert M. Lombardi whose information is provided above under "Current Management." The following information is given as of June 1, 1999, and the proposed directors have held the occupational positions listed for at least the past five years:

         MICHAEL F. LOMBARDI - Mr. Lombardi is a lawyer and senior officer of Lombardi & Lombardi, P.A. He is also an officer of Moore's Inn, Inc., a 300 seat restaurant in Freehold, New Jersey, and a partner of Moore's Realty Associates which owns a restaurant building and other real estate development.

         JOSEPH S. LOMBARDI., M.D. - Mr. Lombardi is a physician and senior officer of Edison-Metuchen Orthopaedic Group, a medical practice group. He is also an officer of Moore's Inn, Inc., a 300 seat restaurant in Freehold, New Jersey, and a partner of Moore's Realty Associates which owns a restaurant building and other real estate development.

         STEPHEN F. LOMBARDI - Mr. Lombardi is a lawyer and senior officer of Lombardi & Lombardi, P.A. He is also an officer of Moore's Inn, Inc., a 300 seat restaurant in Freehold, New Jersey, and a partner of Moore's Realty Associates which owns a restaurant building and other real estate development.

         ANTHONY M. LOMBARDI, D.D.S. - Mr. Lombardi is a practicing dentist. He is also an officer of Moore's Inn, Inc., a 300 seat restaurant in Freehold, New Jersey.

         Each of Michael F. Lombardi, Joseph S. Lombardi, Stephen F. Lombardi and Anthony M. Lombardi has agreed to serve on Chefs' board of directors. Robert
M. Lombardi, Stephen F. Lombardi, Michael F. Lombardi, Joseph S. Lombardi and Anthony M. Lombardi are all brothers.

         The following table sets forth the beneficial ownership of shares of Chefs' common stock as of June 18, 1999 by each of Michael F. Lombardi, Joseph
S. Lombardi, Stephen F. Lombardi and Anthony M. Lombardi:

                                           SHARES OF                     PERCENTAGE OF COMMON STOCK
                                   COMMON STOCK BENEFICIALLY                    BENEFICIALLY
          BENEFICIAL OWNER                 OWNED (1)                             OWNED (1)
          ----------------      -------------------------------      ----------------------------------
Michael F. Lombardi (2)                    209,332                                 4.7%
Joseph S. Lombardi                         648,333                                14.4%
Stephen F. Lombardi                         10,000                                  .2%
Anthony M. Lombardi                         66,889                                 1.5%

--------------
(1) Applicable percentage ownership is based on 4,489,826 shares of Chefs' common stock outstanding as of June 18, 1999. Beneficial ownership is determined in accordance with the rules of the SEC based on factors specified in applicable rules, including voting and investment power with respect to the shares.
(2) Michael F. Lombardi beneficially owns 110,666 shares or 2.5% of the outstanding shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of those 110,666 shares. In addition, he has power to vote or direct the vote and power to dispose or direct the disposition of 49,000 shares beneficially owned by Lombardi and Lombardi, P.A., 45,666 shares beneficially owned by the Lombardi & Lombardi, P.A. Defined Benefit Pension Plan and 4,000 shares beneficially owned by December '95 Investment Club. On a combined basis, Michael F. Lombardi has the power to vote or direct the vote and power to dispose or direct the disposition of 209,332 or 4.7% of the outstanding shares.


DIRECTORS' COMPENSATION

         Jack Mariucci and James Fletcher receive monthly director's fees of $1,500 and $1,250, respectively. No other fees or compensation are paid to the directors in connection with their service on the board of directors or on committees of the board.


COMMITTEES AND MEETINGS

         During fiscal 1999, the board of directors held four meetings. No director attended less than 75% of the aggregate number of meetings of the board. James Fletcher is the father of Martin Fletcher.

         During fiscal 1999, the audit committee of the board of directors did not meet. The current members of the audit committee are Martin W. Fletcher and Jack Mariucci.

         Changes in the membership of the audit committee will be determined by the board after the various resignations and appointments.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On August 31, 1998, the U.S. Bankruptcy Court for the District of New Jersey ordered acceptance of Chefs' bid of $1,100,000 to purchase the Vero Beach, Florida real property where it has been operating a Lobster Shanty restaurant since 1979. On October 30, 1998, Chefs purchased the property from a partnership in which the bankruptcy Trustee for the Estate of

Robert E. Brennan, Chefs' former principal stockholder, was the principal partner. Chefs had been leasing the property pursuant to a "month to month" lease with the partnership. To fund the purchase, Chefs obtained an $880,000 first mortgage loan from its principal lending bank, First Union National Bank, and paid the balance of the purchase price from working capital. Chefs' successful bid was based upon an independent appraisal of the property and was equal to the appraised value.

         At January 25, 1998, in connection with its sale of 95% of the outstanding capital stock of its Mister Cookie Face, Inc. ("MCF") subsidiary to then director Frank Koenemund, Chefs held two MCF promissory notes. One note (Note X) had a principal balance of $500,000. This note was payable in monthly principal amounts of $16,667, or $33,333 in each month other than the months of January, February and December, commencing March 1, 1998 through July 2000, together with interest at the rate of 9 1/4% per annum. The second note (Note Y) had a principal amount of $500,000 and is payable together with interest at an annual rate of 8 1/4% on or before February 20, 2004. This note is mandatorily prepayable on a quarterly basis from 30% of MCF's "cash flow" (if any) on a consolidated basis. Both Note X and Note Y are secured by a first lien on all of MCF's assets, but are subordinated to any liens granted by MCF to its senior lending bank or institutional lender up to a maximum of $1,750,000. MCF was also obligated to pay certain monthly amounts to Chefs equal to the monthly rental payments being paid by Chefs under two Master Lease Finance Schedules with respect to ice cream manufacturing and packaging equipment installed at MCF's Lakewood, New Jersey plant. The schedules are as follows:

                  Schedule 1 - $6,214 monthly, commencing February 24, 1997 through March 24, 1999 with a final payment of $6,215 due on April 30, 1999; and

                  Schedule 2 - $1,403 monthly commencing, February 15, 1997 through April 15, 1999 with a final payment of $1,404 due on May 30, 1999.

         MCF advised Chefs that it was unable to make the $33,333 principal payment under Note X which was due on September 1, 1998 due to cash shortages. MCF requested that the remaining indebtedness under Notes X and Y be restructured. At the same time, MCF advised that it was obtaining a $450,000 working capital loan and requested that Chefs subordinate its lien to the lien of MCF's lending bank. In consideration for MCF applying $54,068 of the loan proceeds to prepay the remaining balance outstanding under the two Master Lease Finance Schedules thereby releasing it from any further liability thereunder, Chefs agreed to so subordinate its lien.

         Since October 1998, MCF has been making monthly payments of $10,000 to Chefs which Chefs has applied to interest and to reduce the outstanding principal amount of Note X. At January 31, 1999, an aggregate $337,843 of principal was outstanding under Note X and the entire $500,000 principal amount was outstanding under Note Y. Management believes that permitting MCF to continue to pay $10,000 per month under Note X, based on MCF's current financial condition, maximizes MCF's ability to pay the outstanding balance of the note.

Because of MCF's lack of positive cash flow, no payments were required to be made by MCF in fiscal 1999 with respect to Note Y.


EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE

         The following table and footnote sets forth certain summary compensation information relating to the three fiscal years ended January 31, 1999 with respect to the Chief Executive Officer of Chefs, the only executive officer of Chefs or its subsidiaries who earned $100,000 during fiscal 1999:


                                               ANNUAL COMPENSATION
                              -------------------------------------------------------
                                                                     OTHER ANNUAL
     NAME AND PRINCIPAL        FISCAL                     BONUS      COMPENSATION           ALL OTHER
         POSITION               YEAR     SALARY($)        -----      ------------         COMPENSATION
         --------               ----     --------          ($)         ($)(1)                  ($)
                                                           ---         ------                  ---
Anthony Papalia,                1999      150,000          -            2,088                  -
   President and Chief          1998      150,000          -            2,088                  -
   Executive Officer            1997      150,000          -            2,088                  -

--------------
(1) Represents contributions under a non-qualified Supplemental Employee Benefit Program maintained by Chefs for its officers, supervisors, restaurant managers and assistant managers paying annual contributions ranging from $1,000 to approximately $3,000 per individual. The program provides life insurance death benefits, disability income benefits and retirement income benefits.

         Chefs does not maintain a long-term incentive plan or pension plan.

         STOCK OPTIONS

         No stock options, stock appreciation rights or restricted stock awards were granted to Chefs' executive officers during the fiscal year ended January 31, 1999.

         No stock options or stock appreciation rights were exercised by Chefs' executive officers during fiscal 1999 and no stock appreciation rights were outstanding as of January 31, 1999. The following table sets forth certain information with respect to the value of stock options held by Anthony Papalia as of January 31, 1999.

                         FISCAL YEAR END OPTIONS VALUES

                               NUMBER OF SECURITIES                         VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED                            IN-THE-MONEY
                                   OPTIONS AT                                    OPTIONS AT
                              JANUARY 31, 1999(#)                         JANUARY 31, 1999(1)($)
                              -------------------                         ----------------------
                       EXERCISABLE          UNEXERCISABLE          EXERCISABLE         UNEXERCISABLE
                       -----------          -------------          -----------         -------------
Anthony Papalia          12,223                  0                       0                   0
                         54,167                  0                       0                   0

-------------
(1) The option exercise price exceeded the closing bid price for the common stock in the over-the-counter market on the last trading day prior to January 31, 1999.

         On November 3, 1989, Chefs' board of directors granted ten-year incentive stock options ("ISOs") to purchase an aggregate 48,778 shares of Chefs' common stock at $.984375 per share (equal to the mean between the closing bid price and the closing asked price for the common stock on NASDAQ on November 2, 1989). These grants were made to ten employees including three officers pursuant to Chefs' 1982 Incentive Stock Option Plan (the "ISO Plan"). Anthony Papalia, James Fletcher and Martin W. Fletcher were granted 12,223, 6,667 and 11,000 of these options, respectively. To date, ISOs have been exercised to purchase an aggregate 2,222 shares and an aggregate 9,997 of such options including the ISOs granted to James Fletcher have been canceled due to terminations of employment. Chefs' ISO Plan terminated in August 1992.

         At Chefs' annual meeting of stockholders held on October 3, 1994, stockholders approved the grant to four key members of management of stock options to purchase an aggregate 216,668 shares of common stock. The options have a term of five years from October 3, 1994, and an exercise price of $3.75 per share (the last sales price for the common stock on the NASDAQ Small-Cap System on July 29, 1994, the last trading day prior to the date of grant). Each option is non-transferable (except on death) and is exercisable by the optionee only while serving as an officer, director or employee of Chefs or one of its subsidiaries. The optionees and the number of shares issuable upon exercise of the options were as follows:

           OPTIONEE                           NUMBER OF SHARES
           --------                           ----------------
           Anthony Papalia                         54,167

           Martin Fletcher                         54,167

           Frank Koenemund                         54,167
           (former director)

           Jack Mariucci                           54,167

           At Chefs' annual meeting of stockholders held on December 19, 1995, stockholders approved the grant to Messrs. Koenemund and Mariucci of stock options to purchase 250,000 shares and 50,000 shares of common stock, respectively. The options have a term of five years from December 19, 1995, and an exercise price of $3.00 per share. On October 20, 1995, the last trading day prior to the date of grant of the options by the Board of Directors, the last sales price for the common stock on the NASDAQ Small-Cap System was $1.22. Each option is non-transferable (except on death) and is exercisable, in the case of Mr. Koenemund, only while serving as an officer, director or employee of Chefs or a subsidiary, and in the case of Mr. Mariucci, only while rendering marketing and advertising services to Chefs or a subsidiary. In connection with Chefs' sale of 95% of the outstanding capital stock of MCF back to Mr. Koenemund, all of Mr. Koenemund's options were canceled.

         EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

         At the annual meeting of Chefs' stockholders held on December 19, 1995, stockholders ratified employment contracts between Chefs and Anthony Papalia, as Chief Executive Officer and Chief Financial Officer, and between Chefs and Martin Fletcher as Controller. Each contract expired on January 31, 1999, but was automatically renewed for an additional one-year term. Each contract may be automatically renewed on a year by year basis for up to five consecutive additional one-year terms, unless either party gives at least six months prior notice that he or it does not desire such renewal. Mr. Papalia's annual salary under his contract was $150,000 and Mr. Fletcher's annual salary under his contract was $87,000, but each individual's salary is subject to automatic increase in each renewal year based on increases in the Consumer Price Index. As a result, during fiscal 2000, Mr. Papalia's annual salary is $160,000 and Mr. Fletcher's annual salary is $92,800. If the employment of either individual is terminated other than for cause, he will become entitled to a severance payment equal to the amount of his compensation over the balance of the contract term. Each individual is also entitled to terminate his employment and receive a severance payment equal to six months salary in the event of a "change of control" of Chefs.

         On June 16, 1999, the board of directors of Chefs and Anthony Papalia and Martin Fletcher agreed to amend Messrs. Papalia's and Fletcher's employment agreement to (1) extend until August 30, 1999, the time by when either party could give notice to terminate the agreement at the end of the current fiscal year, and (2) extend until September 15, 1999, the time when Mr. Papalia and/or Mr. Fletcher could elect to terminate his employment due to the recent "change in control" of Chefs.

         Effective October 2, 1995, Chefs executed a Consulting Agreement with M&M Creative Services, Inc. ("M&M") retaining M&M as a consultant for an approximately three-year term through the conclusion of fiscal 1999, to provide marketing, advertising and similar promotional services for a monthly consulting fee of $3,000. Jack Mariucci, a director of Chefs, is the principal employee of M&M and his wife is the president and sole stockholder. The Consulting Agreement required Mr. Mariucci to devote at least 10% of his working time in each month to providing the consulting services and would terminate, among other reasons, in the event of Mr. Mariucci's death or disability. In connection with Chefs' sale of 95% of MCF's outstanding capital stock back to Mr. Koenemund, it was agreed that Chefs would have no further payment obligations to M&M or to Jack Mariucci for consulting services, provided that if such consulting services continued to be rendered, Mr. Mariucci's outstanding options to purchase shares of Chefs' common stock would remain in full force and effect until expiration of their term.





BY ORDER OF THE BOARD OF DIRECTORS OF CHEFS INTERNATIONAL, INC.


/s/ Anthony Papalia
---------------------------
Anthony Papalia